TechTarget, Inc.
117 Kendrick Street, Suite 800
Needham, MA 02494

May 14, 2007

By EDGAR and Overnight Courier

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

Attention: Christian Windsor and Kathryn McHale

RE:                            TechTarget, Inc.
Registration Statement on Form S-1
File No. 333-140503

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), TechTarget, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”) to 12:00 p.m. (NYT) on May 16, 2007, or as soon thereafter as practicable.  In this regard, the Company is aware of its obligations under the Act.

In connection with the foregoing, the Company hereby acknowledges the following:

•                  should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TECHTARGET, INC.

/s/ Rick Olin
By: Rick Olin
Vice President, General Counsel, and Secretary